Oaktree Acquisition Corp.

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

December 22, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Tracey McKoy

Re:	Oaktree Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed October 23, 2020

File No. 333-249622

Dear Ms. McKoy:

This letter sets forth responses of Oaktree Acquisition Corp. (“OAC”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated December 17, 2020, with respect to the above referenced Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-249622) (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth OAC’s response to each of the numbered comments immediately below each numbered comment.

In addition, OAC has revised the Registration Statement in response to the Staff’s comments and OAC is concurrently filing Amendment No. 2 to the Registration Statement with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of OAC’s responses correspond to page numbers in the Registration Statement, as so amended.

Amendment 1 to Registration Statement on Form S-4 filed December 2, 2020

Summary of the Proxy Statement/Prospectus

Business Model, page 3

1.

Staff’s Comment: We note the additional detail you have provided in response to our prior comments 2 and 11 regarding the company’s non-prescription products, which you describe as “over-the-counter drug and device products and cosmetics and supplement products” in the “wellness, sexual health, skincare and hair care” sectors. Please further revise your disclosure to provide more granular detail regarding the products sold. In this regard, if the number of products is substantial it may be useful to provide a list in tabular form, where appropriate.

Response: OAC acknowledges the Staff’s comment and has revised its disclosure on page 3 to provide further information regarding the products sold.

Leverage existing capabilities to penetrate new sales channels and further improve operations, page 5

2.

Staff’s Comment: We note your response to our prior comment 6 in relation to your collaboration agreements with Ochsner Health and Mount Sinai Health System. Please revise your disclosure to provide the detail given in your response letter regarding these collaborations, namely that the collaboration agreements do not involve any monetary exchange, meaning neither party receives any compensation or financial incentive of any kind, Hims has not generated meaningful revenue because of these relationships, and these relationships are non-exclusive.

Response: OAC acknowledges the Staff’s comment and has revised its disclosure on pages 5 and 228 to provide further detail with respect to the referenced collaborations.

Marketing, page 219

3.

Staff’s Comment: We note your response to our prior comment 12. Please also remove the graphic on page 219 and revise page 220 to conform to the format of the registration statement rather than a marketing slide deck.

Response: OAC acknowledges the Staff’s comment and has removed the graphic on page 219 and has conformed the format of page 220 to that of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,
By:	/s/ Patrick McCaney
	Name:	Patrick McCaney
	Title:	Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler

Peter S. Seligson

Kirkland & Ellis LLP

Trevor Knapp

Jeffrey Vetter

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

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